SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549



                                    FORM 11-K


                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                      For the year ended December 31, 1998

                          Commission file number 1-7911


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN


            B. Name of issuer of the securities held pursuant to the
             Plan and the address of its principal executive office:

                             FORT JAMES CORPORATION
               1650 Lake Cook Road, Deerfield, Illinois 60015-4753

                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN
       INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                                   __________

                                                                        Pages

Report of independent accountants                                             3

Financial statements:

     Statements of net assets  available for benefits with fund
         information as of December 31, 1998 and 1997                         4

     Statement of changes in net assets available for benefits
          with fund information for the year ended December 31, 1998          5

     Notes to financial statements                                            6

Supplemental schedules:

     Assets held for  investment  purposes  as of
          December  31, 1998                                                  *

     Loans or fixed  income  obligations  in default
          for the year ended  December  31, 1998                              *

     Leases in default or classified as uncollectible
          for the year ended December 31, 1998                                *

     Nonexempt transactions for the year ended
          December 31, 1998                                                   *

     Reportable transactions for the year ended
          December 31, 1998                                                   *

Exhibits to Annual Report on Form 11-K                                       16

Signatures                                                                   17



* Supplemental schedules are not provided for investments held in a Master Trust

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Fort
Howard Corporation Profit Sharing Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly in all material respects, the net assets available for benefits of the Fort Howard Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP


Richmond, Virginia
May 21, 1999




                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN
   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                        AS OF DECEMBER 31, 1998 AND 1997



                                             Conservative      Moderate      Aggressive                    Fort James
                                               Balanced        Balanced       Balanced      Short-Term    Common Stock
                                          Investment Fund  Investment Fund Investment Fund Investment Fund     Fund       Total
December 31, 1998:
  Assets:
     Employer contributions                      $ 260,193     $ 7,907,188    $ 6,615,040    $ 449,107     $ 768,472    $16,000,000
     Plan interest in Master Trust,
       at fair market value                     27,090,820     611,377,638    268,287,700   22,855,742    43,001,395    972,613,295
-----------------------------------------------------------------------------------------------------------------------------------

  Net assets available for benefits           $ 27,351,013   $ 619,284,826   $274,902,740 $ 23,304,849  $ 43,769,867   $988,613,295
===================================================================================================================================


December 31, 1997:
  Assets:
     Contributions receivable:
       From Fort Howard Corporation              $ 141,722     $ 7,229,533    $ 4,812,636    $ 393,928   $ 3,583,530    $16,161,349
       Participantarticipants                        6,433         317,271        251,904       20,967        31,191        627,766
-----------------------------------------------------------------------------------------------------------------------------------

          Total contributions receivable           148,155       7,546,804      5,064,540      414,895     3,614,721     16,789,115
     Plan interest in Master Trust,
       at fair market value                     12,048,762     583,633,379    209,846,337   17,441,215    33,844,813    856,814,506
-----------------------------------------------------------------------------------------------------------------------------------

          Total assets                          12,196,917     591,180,183    214,910,877   17,856,110    37,459,534    873,603,621
  Liabilities:
     Administrative expenses payable                   352          11,512          4,571           38            22         16,495
-----------------------------------------------------------------------------------------------------------------------------------

  Net assets available for benefits           $ 12,196,565   $ 591,168,671   $214,906,306 $ 17,856,072  $ 37,459,512   $873,587,126
===================================================================================================================================

     The accompanying notes are an integral part of these financial statements.


                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                       Conservative      Moderate      Aggressive                       Fort James
                                         Balanced        Balanced       Balanced         Short-Term    Common Stock
                                     Investment Fund  Investment Fund Investment Fund  Investment Fund     Fund          Total
----------------------------------------------------------------------------------------------------------------------------------
Additions:
Contributions:                        $ 238,015      $ 9,466,540    $ 7,670,260     $ 491,067     $ 992,287      $ 18,858,169
  Employer                              260,193        7,907,188      6,615,040       449,107       768,472        16,000,000
  Rollover                                2,406          424,476        105,593             -         9,103           541,578
----------------------------------------------------------------------------------------------------------------------------------
   Total contributions                  500,614       17,798,204     14,390,893       940,174     1,769,862        35,399,747
Plan interest in Master Trust
   investment income                  2,168,500       98,195,630     43,649,276     1,051,934     2,295,470       147,360,810
----------------------------------------------------------------------------------------------------------------------------------
    Total additions                   2,669,114      115,993,834     58,040,169     1,992,108     4,065,332       182,760,557
----------------------------------------------------------------------------------------------------------------------------------

Deductions:
 Distributions to participants          609,715       22,611,460      2,633,952    40,482,919       804,616        67,142,662
 Administrative expenses                  9,894          366,334        146,282        15,008        54,208           591,726
----------------------------------------------------------------------------------------------------------------------------------
   Total deductions                     619,609       22,977,794      2,780,234    40,497,927       858,824        67,734,388
----------------------------------------------------------------------------------------------------------------------------------

Interfund transfers                  13,104,943      (64,899,885)     4,736,499    43,954,596     3,103,847                 -
----------------------------------------------------------------------------------------------------------------------------------

Net increase in net assets available
    for benefits                     15,154,448       28,116,155     59,996,434     5,448,777     6,310,355       115,026,169

Net assets available for benefits:
    Beginning of year                12,196,565      591,168,671    214,906,306    17,856,072    37,459,512       873,587,126
---------------------------------------------------------------------------------------------------------------------------------
    End of year                     $27,351,013    $ 619,284,826   $274,902,740  $ 23,304,849  $ 43,769,867     $ 988,613,295
==================================================================================================================================

                                    The accompanying notes are an integral part of these financial statements.




                             FORT HOWARD CORPORATION
                         PROFIT SHARING RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan

     The following description of the Fort Howard Corporation Profit Sharing Retirement Plan (the "Fort Howard Plan" or the "Plan"), as amended and restated effective as of January 1, 1997, provides only general information on the Plan in effect as of December 31, 1998. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a) General

     Effective August 13, 1997, Fort Howard Corporation ("Fort Howard") merged with James River Corporation of Virginia to form Fort James Corporation ("Fort James" or the "Company"). As a result of the merger, the shares of Fort Howard common stock held in the Fort Howard Common Stock Fund were automatically converted into shares of Fort James common stock, the Fort Howard Common Stock Fund was renamed the Fort James Common Stock Fund and Fort James assumed sponsorship of the Plan. Fort Howard was dissolved effective December 29, 1997.

     All domestic employees of Fort Howard prior to the merger are eligible to participate in the Plan after one year of service as defined in the Plan. Eligible employees who elect to participate are referred to as "Participants". The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     (b) Contributions

     Employee contributions are voluntary, but may not exceed 10% of the Participant's Annual Base Pay, as defined in the Plan.

     The Plan provides for both a discretionary Company contribution and a Company contribution based on Adjusted Profits, as defined. Company contributions may be made either in cash or common stock.

     (c) Participant Accounts

     Each Participant account is credited with the Participant's contributions and allocations of Company contributions and forfeitures by Participants.

     Company contributions and forfeitures are allocated pro rata based on the following percentages:

     o 50% based upon the Participant's deferred wage contributions made to the Plan during the year;

     o 25% based upon the Participant's Annual Base Pay, as defined, paid during the year; and

     o 25% based upon the Participant's years of service.

     During March 1999, forfeitures for 1998 of $251,388 were allocated to active Participant accounts as of December 31, 1998.

     During March 1998, forfeitures for 1997 of $180,626 were allocated to active Participant accounts as of December 31, 1997.

     Each Participant account is also credited with its pro rata share of income, losses and net appreciation (depreciation) in the fair value of investments.

     (d) Vesting

     Company contributions and forfeitures and earnings thereon vest at the rate of 20% per year, after three years of service. Upon death, retirement after age 54, or disability, the entire amount of a Participant's account becomes fully vested. Participant contributions and earnings thereon are immediately fully vested.

     (e) Withdrawals

     Subject to certain  limitations,  contributions  may be  withdrawn  for the purchase of a principal residence, higher education expenses, medical expenses, or to prevent eviction from the principal residence or foreclosure on the mortgage of such residence.

     (f) Distributions

     On termination of service due to death, disability, termination of employment or retirement, distributions of a Participant's account are made either in a lump sum or in a series of installments, annually or more frequently, over a period not to exceed a Participant's and spouse's life expectancy. Distributions owed to inactive Participants totaled $144,610,290 and $121,200,210 at December 31, 1998 and 1997, respectively.

     (g) Master Trust

     The net assets available for benefits of both the Fort Howard Plan and the Harmon Associates Corporation ("Harmon") Profit Sharing Plan (the "Harmon Plan") are combined in the Fort Howard Combined Manager Master Trust (the "Master Trust"). Harmon is a wholly owned subsidiary of Fort James.

     Investment income, net appreciation (depreciation) in the fair value of investments and other expenses are allocated daily to the Fort Howard and Harmon Plans by the trustee based upon the percentage of each plan's assets to total Master Trust assets.

     (h) Investment Options

     For the year ended December 31, 1998, Bankers Trust served as trustee of the Plan. As of December 31, 1998, the trustee maintained the following investment funds:

     1) Conservative Balanced Investment Fund (Conservative BIF)
     The objective of this fund is the generation of current income from investment in fixed income securities and capital growth through investment in equity securities of companies worldwide. This fund is invested 40% in stocks and 60% in bonds and cash.

     2) Moderate Balanced Investment Fund (Moderate BIF)
     The objective of this fund is capital growth through investment in equity securities of companies worldwide and the generation of current income from investment in fixed income securities. This fund is invested 60% in stocks and 40% in bonds and cash.

     3) Aggressive Balanced Investment Fund (Aggressive BIF)
     The objective of this fund is capital growth through investment in equity securities of companies worldwide. This fund is invested 80% in stocks and 20% in bonds and cash.

     4) Short-Term Investment Fund (STIF)
     The objective of this fund is the preservation of capital and the generation of a return that is competitive with other funds of its type. The fund is composed entirely of cash instruments, such as U.S. Treasury bills, commercial paper, bankers' acceptances, and other money market instruments.

     5) Fort James Common Stock Fund (Common Stock Fund)
     This fund is invested only in Fort James common stock. The fund will hold cash from time to time, but only in amounts deemed necessary to meet the liquidity needs of the fund.

     (i) Reclassifications

     Certain amounts in the financial statements and supporting footnotes have been reclassified to conform to current year's classifications.

(2)  Summary of Significant Accounting Policies

     (a) Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

     (b) Valuation of Investments

     Investments held by the Master Trust are stated at fair market value as determined by the trustee. Market value is based upon the last sale price reported by the national securities exchange on which the issue is traded, or if no sale was reported, the latest bid price is used. Securities which are traded over-the-counter are valued at the bid price. Short-term money market accounts are stated at the principal amounts plus accrued interest.

     (c) Net Appreciation (Depreciation) in Fair Value of Investments

     The investment income of the Master Trust includes the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     (d) Expenses of the Plan

     Investment manager fees and broker commissions are paid by the Master Trust and recorded as a reduction of the net income allocation from the Master Trust. Administrative expenses, including administrative service, trust, legal and accounting fees and other miscellaneous expenses, are paid by the Plan.

     (e) Payments of Benefits

     Benefits are recorded when paid.

     (f) Use of Estimates

     Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from those estimates.

 (3) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each Participant becomes fully vested in his Participant accounts.

(4)  Income Tax Status

     The Company has received a determination letter from the Internal Revenue Service dated March 15, 1999, indicating that the Plan, as amended and restated effective as of January 1, 1997, meets the requirements for exemption from Federal income taxes under the Internal Revenue Code.

(5)  Concentration of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the trustee in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the various funds. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

(6)  Investment Direction

     Except as described below, Participants have the right to direct the investment of their Participant accounts into any of the Plan's available investment options.

     Contributions to and investments in the Common Stock Fund are subject to the following limitations:

     o No more than 50% of the Participant's contributions may be invested in the Common Stock Fund;

     o No more than 50% of Company cash contributions may be invested in the Common Stock Fund;

     o No more than 10% of a Participant's existing account balance may be invested in the Common Stock Fund; and

     o Company stock contributions may not be transferred from the Common Stock Fund until the Participant attains age 50.

     Nonparticipant-directed net assets available for benefits were $6,596,994 as of December 31, 1998 and $4,040,528 as of December 31, 1997.

(7)  Number of Participants

     There were 6,061 and 5,987 Participants in the Plan as of December 31, 1998 and 1997, respectively. The number of Participants investing in each of the Plan's funds was as follows (Participants may be included in more than one fund, as applicable):

                                                 1998                  1997
         ---------------------------------------------------------------------
         Conservative BIF                         334                  233
         Moderate BIF                           4,449                4,546
         Aggressive BIF                         3,011                2,774
         STIF                                     877                  933
         Common Stock Fund                      5,465                5,368
         =====================================================================



(8)  Master Trust Participation

     The net assets held in the Master Trust, at fair value, as of December 31, 1998, were as follows:



                                        Conservative      Moderate      Aggressive                       Fort James
                                          Balanced        Balanced       Balanced       Short-Term      Common Stock
                                     Investment Fund Investment Fund Investment Fund Investment Fund        Fund         Total
----------------------------------------------------------------------------------------------------------------------------------
  Cash                                        $ -        $ 334,716         $ 98,475        $ 220,400           $ -      $ 653,591
  Corporate stock (historical cost:
     $27,051,626)                               -                -                -                -     42,744,319    42,744,319
  Corporate obligations
      (historical cost:$180,503,530)   13,000,082      177,537,331  *    25,608,963                -             -    216,146,376
  Common stock (historical cost:
     $395,170,732)                      9,085,658      381,579,115  *   221,329,591  *             -             -    611,994,364
  Pooled funds:
    BT Pyramid Super Cash Fund
      (historical cost:$81,666,088)     5,404,968       55,264,479  *    23,542,710                                    84,212,157
    BT Pyramid Directed Account Cash
      (historical cost:$27,909,576)             -                -                -       26,914,445       995,131     27,909,576

----------------------------------------------------------------------------------------------------------------------------------
  Total Investments                    27,490,708      614,715,641      270,579,739       27,134,845    43,739,450    983,660,383
Accrued liabilities                       (40,573)        (758,554)        (333,954)               -       (17,158)    (1,150,239)
----------------------------------------------------------------------------------------------------------------------------------
Net assets held in the Master Trust  $ 27,450,135    $ 613,957,087    $ 270,245,785     $ 27,134,845  $ 43,722,292  $ 982,510,144
==================================================================================================================================
Plan interest in Master Trust:
Fort Howard Plan                     $ 27,090,820    $ 611,377,638    $ 268,287,700     $ 22,855,742  $ 43,001,395  $ 972,613,295
Harmon Plan                               359,315        2,579,449        1,958,085        4,279,103       720,897      9,896,849
==================================================================================================================================
Percentage of plan assets held by:
  Fort Howard Plan                          98.7%            99.6%            99.3%            84.2%         98.4%          99.0%
  Harmon Plan                                1.3%             0.4%             0.7%            15.8%          1.6%           1.0%
==================================================================================================================================
*   Indicates investments which represent 5% or more of the net assets held in the Master Trust





     The net assets held in the Master Trust, at fair value, as of December 31, 1997 were as follows:



                                         Conservative      Moderate      Aggressive                       Fort James
                                           Balanced        Balanced       Balanced        Short-Term    Common Stock
                                       Investment Fund Investment Fund Investment Fund Investment Fund      Fund          Total
----------------------------------------------------------------------------------------------------------------------------------
  Corporate stock (historical cost:
     $18,614,496)                               $ -            $ -             $ -             $ -     $33,565,064    $ 33,565,064
  Corporate obligations
    (historical cost:$179,501,108)        6,475,973    176,660,941  *   20,983,722               -               -     204,120,636
  Common stock (historical cost:
     $404,391,892)                        5,178,489    353,515,293  *  167,930,205  *            -               -     526,623,987
  Pooled Funds
    BT Pyramid Super Cash Fund
      (historical cost:$77,560,796)       1,728,734     56,519,407  *   22,440,964               -               -      80,689,105
    BT Pyramid Directed Account Cash
      (historical cost:$21,151,198)               -              -               -      20,305,155         846,043      21,151,198
-----------------------------------------------------------------------------------------------------------------------------------
  Total Investments                      13,383,196    586,695,641     211,354,891      20,305,155      34,411,107     866,149,990
Accrued liabilities                          (8,929)      (417,597)       (151,735)              -          (6,667)       (584,928)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets held in the Master Trust     $13,374,267  $ 586,278,044    $211,203,156    $ 20,305,155     $34,404,440    $865,565,062
===================================================================================================================================
Plan interest in Master Trust:
     Fort Howard Plan                   $12,048,762  $ 583,633,379    $209,846,337    $ 17,441,215     $33,844,813    $856,814,506
     Harmon Plan                          1,325,505      2,644,665       1,356,819       2,863,940         559,627       8,750,556
===================================================================================================================================
Percentage of plan assets held by:
     Fort Howard Plan                          90.1%          99.5%           99.4%           85.9%           98.4%           99.0%
     Harmon Plan                                9.9%           0.5%            0.6%           14.1%            1.6%            1.0%
===================================================================================================================================

*   Indicates investments which represent 5% or more of the net assets held in the Master Trust




     Income and expenses of the Master Trust for the year ended December 31, 1998 were as follows:


                                     Conservative      Moderate        Aggressive                       Fort James
                                       Balanced        Balanced         Balanced      Short-Term      Common Stock
                                    Investment Fund Investment Fund Investment Fund Investment Fund       Fund           Total
-----------------------------------------------------------------------------------------------------------------------------------
Net appreciation in fair value
     of investments                 $ 2,349,845      $ 99,976,733     $ 44,541,666          $ -     $ 1,675,133     $ 148,543,377
Interest and dividend income                  -                  -              -     1,256,516         656,276         1,912,792
Fees and commissions                    (57,524)       (1,328,095)        (589,585)           -           5,000        (1,970,204)
-----------------------------------------------------------------------------------------------------------------------------------
     Net income of Master Trust     $ 2,292,321      $ 98,648,638     $ 43,952,081  $ 1,256,516     $ 2,336,409     $ 148,485,965
===================================================================================================================================
Allocation of interest in Master
  Trust investment income:
     Fort Howard Plan               $ 2,168,500      $ 98,195,630     $ 43,649,276  $ 1,051,934     $ 2,295,470     $ 147,360,810
     Harmon Plan                        123,821           453,008          302,805      204,582          40,939         1,125,155
===================================================================================================================================




(9) Subsequent Events

     Effective January 1, 1999, the Fort Howard Plan and the Harmon Plan were merged with the James River Corporation of Virginia StockPlus Investment Plan and renamed the Fort James 401(k) Plan (the "Fort James Plan"). Under the terms of the Fort James Plan, Participants may contribute up to 15% of their Annual Base Pay. Matching contributions made by the Company vary by employee group, but generally are equal to 60% of employee contributions up to 10% of Annual Base Pay for salaried employees and employees who are not members of collective bargaining units and 6% of Annual Base Pay for members of collective bargaining units. Participant contributions in excess of these percentages are not matched by the Company. The Company contribution based on Adjusted Profits is no longer permitted. Company contributions are invested in the Fort James Common Stock Fund, but may be transferred to other investment funds at any time.

     Each Participant account is credited with the Participant's contributions, the Company's contributions and allocations of Fort James Plan earnings. Allocations of contributions and investment earnings are based on the Participant's contributions and account balances, respectively, as provided by the Fort James Plan. Participant accounts are charged with an allocation of administrative expenses including a quarterly fee and certain transaction fees, as applicable. The net appreciation (depreciation) in fair value of investments amounts are also allocated (charged) to the individual Participant accounts based on each Participant's share of fund investments. Each Participant is 100% vested in his Fort James Plan accounts. A Participant's vested accounts may not be forfeited or refunded, except to meet anti-discrimination requirements.

     A Participant is permitted to borrow up to the lesser of one-half of his account balance or $50,000. The minimum loan is $1,000. The maximum loan repayment term is five years, except for loans to purchase a primary residence which have a maximum repayment term of ten years. Loans bear interest at the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments are credited to the investment funds from which the loan was made.

     Other significant provisions of the Fort James Plan are consistent with those of the Fort Howard Plan.

     The Fort James Plan provides for investments in the following core funds:



     Investment Fund        Objective                           Primary Investments
     ---------------------- ----------------------------------- ------------------------------------------
     Money Market Fund      Preserve capital                    Cash instruments with maturities of less
                                                                than one year such as U.S. Treasury
                                                                bills, commercial paper, and bankers'
                                                                acceptances

     Fixed Income Fund      Maximize income returns while       Bonds and other types of debt
                            attempting to preserve capital      instruments that typically pay income in
                                                                the form of interest

     U.S. Equity Fund       Maximize returns through both       Common stock issued by U.S.-based
                            income and capital appreciation     companies

     Non-U.S. Equity Fund   Maximize returns through capital    Common stock issued by companies based
                            appreciation                        in countries and regions outside the U.S.

     Fort James Stock Fund  Growth through capital appreciation Common stock of Fort James without regard to diversification
     ====================== =================================== ==========================================

     Participants may also elect to invest in any of following combination funds which are premixed portfolios made up of selected proportions of the Fixed
     Income Fund, the U.S. Equity Fund, and the Non-U.S. Equity Fund.

    Investment Fund   Objective                                               Core Investment Mix
    ----------------- ------------------------------------------------------- ----------------------------
    Conservative Fund Generation of current income from investment in fixed   60%  Fixed Income Fund
                      income securities and capital growth through investment 30%  U.S. Equity Fund
                      in equity securities of companies worldwide             10%  Non-U.S. Equity Fund

    Moderate Fund     Capital growth through investment in equity securities  40%  Fixed Income Fund
                      worldwide and the generation of current income from     45%  U.S. Equity Fund
                      investment in fixed income securities                   15%  Non-U.S. Equity Fund

    Aggressive Fund   Capital growth through investment in equity securities  20%  Fixed Income Fund
                      worldwide                                               60%  U.S. Equity Fund
                                                                              20%  Non-U.S. Equity Fund
    ================= ======================================================= ============================

     Also  effective  January 1, 1999,  Northern  Trust  Retirement  Consulting,
     L.L.C. assumed the role of recordkeeper and Northern Trust Company was appointed the trustee for the Fort James Plan.



                     EXHIBITS TO ANNUAL REPORT ON FORM 11-K

     The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number                                      Description
--------------------------------------------------------------------------------

4        Fort James 401(k) Plan, Amended and Restated
         Effective January 1, 1999, filed herewith.

23       Consent of Independent Accountants, filed herewith.




     SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                         FORT HOWARD CORPORATION PROFIT
                             SHARING RETIREMENT PLAN


June 28, 1999                         /s/Clifford A. Cutchins, IV

                                      Committee Member -Clifford A.Cutchins, IV



June 28, 1999                        /s/Daniel J. Girvan

                                     Committee Member - Daniel J. Girvan



June 28, 1999                       /s/Ernst A. Haberli

                                    Committee Member - Ernst A. Haberli



June 28, 1999                       /s/R. Michael Lempke

                                    Committee Member - R. Michael Lempke



June 28, 1999                       /s/William A. Paterson

                                    Committee Member - William A. Paterson